NO ACT

DC
PE
1-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023955

Received SEC
JAN 31 2008
Washington, DC 20549

January 31, 2008

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2008

Re: Schering-Plough Corporation

Dear Mr. Dye:

This is in regard to your letter dated January 31, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in Schering-Plough's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Schering-Plough therefore withdraws its January 28, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 13 2008 E
THOMSON
FINANCIAL

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(7)
Rule 14a-8(i)(8)

January 28, 2008

<u>BY HAND DELIVERY</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by Lucian Bebchuk

Ladies and Gentlemen:

We are writing on behalf of Schering-Plough Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Commission of the Company's intention to exclude from its proxy materials for its 2008 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Lucian Bebchuk (the "Proponent"). A copy of the Proposal and the related supporting statement, together with a letter from the Proponent transmitting the Proposal to the Company, are attached as <u>Exhibit 1</u>. We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2008 proxy materials in reliance on Rules 14a-8(i)(3), (i)(8), (i)(7) and (i)(2).

The Company currently intends to file definitive copies of its 2008 proxy materials with the Commission on or about April 18, 2008.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibit. A copy of this letter also is being provided simultaneously to the Proponent.

The Proposal

The Proposal requests that the Company's shareholders approve the following resolution:

"It is hereby RESOLVED that Article III of the Corporation's By-laws is hereby amended by adding the following new Section 7:

Section 7. Shareholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of shareholders in accordance with Article IX of the Corporation's By-laws."

Rule 14a-8(i)(3): Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "is contrary to any of the Commission's proxy rules...." The Proposal is contrary to the Commission's proxy rules in that it would effectively dismantle the Commission's existing framework, set forth in Rule 14a-8, for regulating a shareholder's right to include shareholder proposals in a company's proxy materials.

A. The Proposal is Inconsistent with the Regulatory Framework of the Proxy Rules under Rule 14a-8

In 1982, as part of a comprehensive review of the shareholder proposal process, the Commission considered alternative frameworks that would have radically changed the regulation of the shareholder proposal process. See Release No. 34-19135 (October 14, 1982) (the "1982 Proposing Release"). In the 1982 Proposing Release, the Commission considered changes to the proxy rules that would have supplemented Rule 14a-8 by allowing companies and their shareholders to establish their own company-specific rules and procedures regarding the inclusion of shareholder proposals in the company's proxy materials. *Id.*

After thorough review and consideration of the issues, the Commission decided against changing the proxy rules to allow shareholders and companies to establish their own rules governing shareholder proposals, having determined that "the basic framework of the current Rule 14a-8 provides a fair and efficient mechanism for the [shareholder] proposal process, and . . . should serve the interests of shareholders and issuers well." See Release No. 34-20091 (August 16, 1983). The Proposal, however, if adopted, would achieve precisely what the Commission decided against: the implementation of company-specific rules and procedures established by the company or its shareholders governing the inclusion of shareholders proposals in the company's proxy materials.

The Commission recently reconsidered the proper role and application of Rule 14a-8 in the shareholder proposal process. See Release No. 34-56161 (July 27, 2007). In particular, the Commission sought to clarify the operation of the exclusion of shareholder proposals relating to the election of directors that is contained in Rule 14a-8(i)(8). *Id.* In the proposing release, the Commission stated that the purpose of the 14a-8(i)(8) exclusion is to "prevent the circumvention of other proxy rules that are carefully crafted to ensure that investors receive adequate disclosure and an opportunity to make informed voting decisions in election contests." *Id.*

Emphasizing the importance of the federally established procedures for shareholder access to proxy statements, the Commission adopted amendments to Rule 14a-8(i)(8) codifying the Commission's longstanding position that the exclusion applies not just to proposals that would result in an immediate election contest, but also to any proposal that "...would set up a process for shareholders to conduct an election contest in the future." See Release No. 34-56914 (December 7, 2007). In its adopting release, the Commission explained that the use of shareholder proposals as a means for including shareholder nominees in company proxy materials would compromise the integrity of director elections, as nominations via shareholder proposals would circumvent several proxy rules intended to promote investor protection through full and accurate disclosure, including Rules 14a-9 and 14a-12. In other words, a shareholder may not circumvent the Commission's federal proxy rules through the submission of a proposal establishing a process that would allow shareholders to submit future proposals that would otherwise be excludable under the proxy rules.

As discussed below, the Proposal would provide a means for circumventing all of these recent policy decisions of the Commission. The Proposal is explicit in providing that the Company would be required to include in its proxy materials qualified proposals addressing subject matters that would be excludable under Rule 14a-8. Consequently, the Proposal, if adopted, would circumvent the federal proxy rules and therefore is excludable under Rule 14a-8(i)(3) as contrary to the proxy rules.

B. The Proposal Would Eliminate the Need for Either a Proponent or a Proposal to Comply with Rule 14a-8, Thereby Creating a New, Unregulated System for Submitting Shareholder Proposals that Violates Rule 14a-8

The effect of the Proposal, if it were adopted, would be to establish an unregulated alternative to Rule 14a-8 for shareholders wishing to submit a proposal to the Company for inclusion in the Company's proxy materials. Under the Proposal, any shareholder owning at least $2,000 of the Company's common stock would be entitled to include in the Company's proxy materials virtually any "legally valid" proposal styled as a by-law amendment, whether or not the proposal would be excludable if submitted under Rule 14a-8 instead of under the Proponent's proposed by-law.

The Proposal contains minimal procedural requirements that a shareholder would have to satisfy as a condition to proposing a by-law amendment, and also contains limited substantive bases on which the Company could exclude a proposal. These bases for excluding a proposal are similar to provisions that appear in Rule 14a-8, but they are far fewer in number and far more limited in scope than the eligibility requirements and 13 substantive bases for exclusion that govern proposals submitted under Rule 14a-8. The extent to which the Proposal provides easier and broader access to the Company's proxy statement is demonstrated by the omission from the Proposal of the following requirements that appear in Rule 14a-8:

- The Proposal requires that a shareholder have beneficially owned at least $2,000 of the Company's common stock for at least one year at the time of submission of a proposal, but does not require the shareholder to represent that it will hold the stock through the date of the annual meeting, as required by Rule 14a-8(b), and does not provide that the Company may, for the next two years, exclude future proposals from a proponent who fails to hold the minimum number of securities through the date of the annual meeting, as the Company would be permitted to do under Rule 14a-(f)(2).

- The Proposal does not provide a mechanism for the Company to verify that a proponent meets the share ownership requirement and therefore is eligible to submit a proposal, as does Rule 14a-8(b)(2).

- The Proposal contains no requirement that the shareholder (or its representative) attend the annual meeting and present the proposal, as required by Rule 14a-8(h), and contains no provision allowing the Company to exclude, for two years, future proposals from a shareholder proponent who fails, without good cause, to appear and present the proposal, as the Company would be permitted to do under Rule 14a-8(h)(3).

- The Proposal would not allow the Company to exclude a proposal on the ground that it would cause the Company to violate a foreign law to which it is subject (Rule 14a-8(i)(2)).

- The Proposal would not allow the Company to exclude a proposal on the ground that it relates to the proponent's personal claims or grievances, or would further a personal interest not shared by the Company's other shareholders (Rule 14a-8(i)(4)).

- The Proposal would not allow the Company to exclude a proposal on the ground that it bears no relevance to the Company's operations or business (Rule 14a-8(i)(5)).

- The Proposal would not allow the Company to exclude a proposal on the ground that the Company lacks the power or authority to implement it (Rule 14a-8(i)(6)).

- The Proposal would not allow the Company to exclude a proposal on the ground that it relates to the Company's ordinary business operations (Rule 14a-8(i)(7)).

- The Proposal would not allow the Company to exclude a proposal on the ground that it relates to an election of directors (Rule 14a-8(i)(8)).

- The Proposal would not allow the Company to exclude a proposal on the ground that it conflicts with one of the Company's own proposals to be submitted to the shareholders at the same annual meeting (Rule 14a-8(i)(9)).

- The Proposal would not allow the Company to exclude a proposal on the ground that it has already been substantially implemented by the Company (Rule 14a-8(i)(10)).

- The Proposal would not allow the Company to exclude a proposal on the ground that it was submitted in the past and failed to achieve the 3%, 6% or 10% resubmission threshold specified in Rule 14a-8(i)(12), and instead would allow exclusion only if the proposal previously failed to achieve a 3% approval threshold.

- The Proposal would not allow the Company to exclude a proposal on the ground that it relates to specific amounts of cash or stock dividends (Rule 14a-8(i)(13)).

As the differences listed above demonstrate, the Proposal, if adopted, would provide to shareholders a far more expansive right of access to the Company's proxy statement than is currently provided by Rule 14a-8 and would place comparatively few limits on a shareholder proponent's ability to use the Company's proxy statement to advance its own agenda. The Proposal would eliminate the need for shareholders to comply with Rule 14a-8 in proposing by-law amendments and instead would require the Company to include in its proxy materials, "to the extent permitted by state and federal law," any proposed by-law amendment so long as six specified conditions are met. Accordingly, the Proposal would effectively replace Rule 14a-8 for proposals that seek to amend the Company's by-laws and, in doing so, upset the Commission's careful balancing of the circumstances in which shareholders are entitled to include their proposals in the Company's proxy materials.

C. The Proposal Would Remove the Commission and its Staff from the Shareholder Proposal Process

Rule 14a-8 provides a mechanism and a clear timetable for resolving disputes regarding the applicability of its requirements and exclusions. Paragraph (f) of the rule requires a company that receives a shareholder proposal to provide notice to the proponent of the proponent's failure to satisfy certain eligibility or procedural requirements of the rule, and gives the proponent 14 calendar days to cure the deficiency. Further, paragraph (j) of the rule requires the company to provide notice to the staff of its intention to exclude a proposal, at least 80 days before the company intends to file its proxy materials with the Commission, and requires the company to provide a copy of the notice to the proponent. Paragraph (k) allows the proponent to submit to the staff arguments opposing exclusion. If a proposal is to be included in the company's proxy materials and the company intends to respond with a statement in opposition, paragraph (m) establishes procedures and a timetable for the company to provide a copy of the statement to the proponent in advance of finalizing the proxy statement and for the proponent to challenge any statements that it believes are false or misleading.

Together, these carefully crafted provisions ensure that disputes regarding the excludability of any shareholder proposal will be resolved on a predictable timetable, thus assuring that companies will be able to mail their proxy statements and hold their annual meetings on schedule. This aspect of Rule 14a-8 is critical to the shareholder proposal process, because most public companies schedule the annual meeting, reserve the meeting site, and arrange for the attendance of directors, executive officers and other critical attendees well in advance of the annual shareholder proposal process.

The Commission has long recognized the crucial role the staff plays in overseeing and facilitating the shareholder proposal process, and thus has made clear that proposals that would curtail the Commission's role as gatekeeper to the proxy statement are improper. See Release No. 34-40018 (May 21, 1998); Release No. 34-40018 (August 16, 1983). In 1998, in deciding not to adopt certain proposed amendments to Rule 14a-8, the Commission noted that "[s]ome of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." See *Release No. 34-40018* (May 21, 1998). In abandoning the proposals, the Commission expressed agreement with commenters who "...resisted the idea of significantly decreasing the role of the Commission and its staff as informal arbiters through the administration of the no-action letter process." *Id.*

The Proposal would oust the Commission and its staff from their role as arbiters of what shareholders may or may not compel the Company to include in its proxy materials. Instead, any dispute regarding whether a proposal is "qualified" under the Proponent's proposed by-law would have to be resolved in state court litigation or by other methods of dispute resolution. The time that would be required to resolve disputes could severely disrupt the annual meeting schedule, and the content of the Company's proxy statement would be determined by state court judges rather than by the Commission and its staff. By displacing Rule 14a-8 and its administration in this manner, the Proposal would significantly tilt the carefully balanced federal regulatory scheme applicable to shareholder proposals, and inject unpredictability and inefficiency into a process that has been carefully crafted, over a period of many years, to provide a predictable and efficient method for determining the circumstances under which shareholders may include proposals in public company proxy statements.

D. The Proposal Violates the Proxy Rules

Since the adoption of Section 14(a) in 1934, regulation of the proxy process has been vested in and controlled by the Commission. See Release No. 34-56160, § I.A. (July 27, 2007). The Commission's authority encompasses both the content of proxy statements and the procedural requirements companies must observe in the solicitation of proxies. *Id.*

As noted above, the Commission has stated that the subjects appropriate for shareholder action at an annual meeting are to be determined by state law and the company's governing documents (typically the corporate charter and the by-laws). A shareholder's right to include a proposal in a company's proxy statement, in contrast, is a matter of the Commission's authority, which the Commission has exercised by adopting Rule 14a-8. The rule represents the Commission's careful balancing of the interests of shareholders in communicating with other shareholders on matters appropriate for shareholder action and the interests of public companies in maintaining control over their annual meeting processes and, more particularly, the content of their proxy statements. The rule both creates a right of access to the company's proxy statement and limits the types of proposals that shareholders may compel the company to include. If a shareholder satisfies the procedural requirements of the rule, and the proposal does not fall within one of the rule's 13 substantive bases for exclusion, the shareholder is entitled to have its proposal included in the company's proxy materials and listed on the company's proxy card.

If the Proposal were adopted, any future shareholder proposal submitted pursuant to the by-law would not be subject to the procedural requirements and exclusions of Rule 14a-8, nor would the staff or the Commission have any role in determining whether proposals are "qualified." The Proposal therefore represents an attempt to use Rule 14a-8 to create a right of access to the Company's proxy materials that is itself contrary to Rule 14a-8. The Proposal's inconsistency with Rule 14a-8 is not cured its requirement that, to be "qualified," a proposed by-law amendment must be "permitted under federal law and state law." The Proposal itself is not "permitted under federal law." Rule 14a-8 sets forth the sole and exclusive means by which a shareholder may require a company to include a shareholder proposal in its proxy materials. For the same reasons that a company could not validly adopt a by-law imposing additional restrictions on shareholder proposals submitted under Rule 14a-8, a shareholder may not, using Rule 14a-8, propose a by-law amendment that has the effect of eliminating many of the rule's bases for excluding a proposal and removing the Commission and its staff from their role as regulators of shareholder access to the proxy statements of public companies.

The staff has previously allowed exclusion of a similar proposal. In *State Street Corporation* (February 3, 2004), the staff allowed exclusion of a proposal that would have required State Street to include in its proxy statement any future by-law amendment proposed by a shareholder if the proposal met certain criteria drawn from, but less restrictive than, those included in Rule 14a-8. In *State Street*, the company argued that the proposal was excludable under 14a-8(i)(3) because "[t]he [proposal's] attempt to clothe stockholders with rights of access to [State Street's] proxy statement and form of proxy absent compliance with Rule 14a-8 is flatly inconsistent with the scheme for access to the corporate machinery that the Commission has carefully crafted, including under Rule 14a-8." The staff concurred that the proposal was excludable under Rule 14a-8(i)(3). While the Proposal includes more of Rule 14a-8's procedural and eligibility requirements than did the proposal considered in *State Street*, the Proposal is equally inconsistent with the proxy rules and therefore is excludable for the same reasons.

E. The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Proposal is vague and indefinite because the Proposal's operative text is subject to varying interpretations, thereby making it impossible for the Company's board of directors or its shareholders to comprehend precisely what the proposal would entail. Specifically, the following language in the Proposal and the supporting statement are vague and indefinite:

- The Proponent seeks to rectify the Proposal's end run around Rule 14a-8 by providing that the Company would be required to include a by-law amendment in its proxy materials only "to the extent permitted under federal law and state law." The meaning of the quoted phrase, and phrase's effect on the determination whether a proposed by-law amendment would be "qualified," is unclear. Because any shareholder proposal submitted pursuant to the proposed by-law would, for the reasons discussed above, violate Rule 14a-8, it is unclear what additional or alternative laws, if any, the Company would need to consider in determining the excludability of a proposed by-law amendment. The Proposal contains no language indicating whether it would supersede entirely, or operate concurrently with, Rule 14a-8. Accordingly, shareholders might reasonably conclude that the phrase has the effect of incorporating the standards of Rule 14a-8 into the determination whether a proposal is "qualified" and therefore believe that the process contemplated by the Proposal would, like Rule 14a-8, limit access to the proxy statement and disruption of the annual meeting process.

Ironically, the Proposal seeks to amend the Company's by-laws to effectuate a procedure to circumvent Rule 14a-8, while at the same time stating that any by-law amendments submitted under this alternative procedure would be required to comply with "federal law." Not only would the Company's shareholders be confused about what body of "federal law" should govern any proposed by-law amendment, but the Company would be unable to determine with any reasonable certainty what provisions of federal law, including Rule 14-8, would constitute proper grounds for including or excluding a proposal.

- The Proposal requires that a "qualified proposal" be "legally valid if adopted." The Proposal does not provide any context for the meaning of "legally valid" or provide any guidance as to the manner in which the term should be interpreted. Accordingly, neither the shareholders voting on the Proposal, nor the Company in implementing it, would be able to determine with any reasonable certainty the meaning of its primary substantive requirement, that a proposed by-law amendment be "legally valid."

- The Proposal provides that a "qualified proposal" must be submitted "by the deadline specified by the [Company] for shareholder proposals for inclusion in the proxy materials for the annual meeting." In fact, the proxy statement specifies two deadlines for shareholder proposals. Rule 14a-5(e)(1) requires a company to disclose in its proxy statement "the deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in Rule 14a-8(e)" and Rule 14a-5(e)(2) requires disclosure of "[t]he date after which notice of a shareholder proposal submitted outside the process of Rule 14a-8 is considered untimely, either calculated in the manner provided by Rule 14a-4(c)(1) or as established by the registrant's advance notice provisions, if any . . ." The Proposal seeks to establish a process for including "qualified proposals" in the Company's proxy statement, but outside the process of Rule 14a-8. Thus, it is unclear which of the two disclosed deadlines would apply to any proposed by-law amendment, or if instead the Company would be permitted to establish and disclose in its proxy statements an entirely different deadline for submitting "qualified proposals."

The standards for determining the excludability of a proposal submitted pursuant to the Proponent's proposed by-law are, as discussed above, so vague and indefinite that neither the Company nor its shareholders could determine with any reasonable certainty how to apply them. Accordingly, the Proposal violates Rule 14a-9 and is excludable under Rule 14a-8(i)(3). See, e.g., *Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting that management prepare a report based upon the "Global Reporting Initiative" guidelines where the proposal did not contain a description of the guidelines); *Johnson & Johnson* (February 7, 2003) (permitting exclusion of a proposal requesting adoption of the Glass Ceiling Commission's business recommendations where the proposal did not contain a description of the recommendations); and *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal requesting the board of directors take the necessary steps to amend the company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" where the proposal did not define such term).

Rule 14a-8(i)(8): Relates to an Election to the Board of Directors

Rule 14a-8(i)(8) permits exclusion of a shareholder proposal that relates to "a nomination or an election for membership on a company's board of directors . . . or a procedure for such nomination or election." The purpose of the exclusion is "to prevent the circumvention of other proxy rules that are carefully crafted to ensure that investors receive adequate disclosure and an opportunity to make informed voting decisions in election contests." See *Release No. 34-56161* (July 27, 2007). To further this purpose, the Commission recently amended Rule 14a-8(i)(8) to add the words "or a procedure for such nomination or election." The amendment was intended to clarify and codify the longstanding position of the Commission and its staff that the exclusion applies not just to proposals that would result in an immediate election contest, but also to any proposal that "...would set up a process for shareholders to conduct an election contest in the future by requiring a company to include shareholders' director nominees in the company's proxy materials for subsequent meetings." See *Release No. 34-56914* (December 7, 2007). The purpose of the amendment was to assure that the exclusion would not be read narrowly to refer only to a proposal that relates to a current election of directors, but instead would "be read to refer to a proposal that 'relates to an election' in subsequent years as well. In this regard, if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be easily evaded." *Id.*

Rule 14a-8(i)(8) now makes clear that the rule allows exclusion of a proposed by-law amendment that would permit a shareholder to include in the company's proxy statement director nominees in opposition to those of management. The Proposal, however, would do just that. The effect of the Proposal would be to establish a procedure by which a shareholder could, in a future year, submit for inclusion in the Company's proxy statement a proposed by-law amendment establishing procedures for shareholders to nominate competing director candidates for inclusion in the Company's proxy statement. Any such proposal would not be submitted under Rule 14a-8 and therefore would not be excludable in reliance on Rule 14a-8(i)(8). Thus, a shareholder could achieve, in two steps, what the Commission has already said may not be achieved in one. Once such a bylaw were adopted, shareholders would be able to use the Company's proxy statement to wage a proxy contest, without filing a proxy statement of their own and without having to make any of the disclosures applicable to election contests under the Commission's rules. This outcome is precisely the sort of evasion of the proxy rules that the Commission's recent amendment of Rule 14a-8(i)(8) was intended to prohibit. Accordingly, we believe, the Proposal is excludable under Rule 14a-8(i)(8).

Rule 14a-8(i)(7): Relates to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." See *Release No. 34-40018.*

The Commission established two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

If adopted, the Proposal would create an alternative to Rule 14a-8 and require the Company to include future "qualified" proposed by-law amendments in the Company's proxy materials without providing the Company with the opportunity, as permitted under Rule 14a-8, to exclude such amendments. The Staff has expressed the view that a proposal requesting additional disclosures in Commission-prescribed documents is not excludable under the ordinary business exclusion solely because it relates to the preparation and content of documents filed with or submitted to the Commission, but will be considered excludable if "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." See *Johnson Controls* (October 26, 1999).

Since the Proposal would require the Company to include all future "qualified" proposals in its proxy statements , including proposals that relate to ordinary business matters, the Proposal is excludable under Rule 14a-8(i)(7). In *The Kroger Co.* (March 18, 2002) , the staff permitted exclusion, under Rule 14a-8(i)(7), of a shareholder proposal which would have required the creation of a shareholder committee to communicate with the board regarding the subject matter of shareholder proposals that were approved and not acted upon, as well as "other issues of interest to the members." In concurring that the proposal could be excluded, the staff noted that the proposal related to the company's ordinary business operations (i.e., communications with management on a matter related to the company's ordinary business operations.). The following year, the staff disallowed exclusion of a substantially similar proposal which omitted the words "other issues of interest to the members," reasoning that the revised proposal assured that communications with the board would be limited to matters that had effectively been "screened" through the Rule 14a-8 no-action letter process and therefore would not include any ordinary business matters. See *The Kroger Co.* (April 11, 2003) ("Kroger 2003")

Unlike the proposal addressed in *Kroger 2003*, the Proposal does not contemplate any review, by the SEC or the Company, to "screen" proposals relating to ordinary business matters. As a result, the Proposal would require the Company to include in its proxy statements proposals relating to matters that have clearly articulated by the staff to be ordinary in nature (e.g., employee benefits, handling of customer complaints, modifications to company products). Accordingly, because the Proposal would treat as "qualified" proposed by-laws that relate to ordinary business matters, the Proposal is excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(2): The Proposal Violates State Law

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of New Jersey. As more fully described in the opinion of the New Jersey law firm of McCarter & English, LLP, attached as Exhibit 2, implementation of the Proposal would cause the Company to violate Section 14A:6-1(1) of the New Jersey Business Corporation Act (the "Act"), and therefore the Proposal is excludable under Rule 14a-8(i)(2).

Section 14A:6-1(1) of the Act provides that the "business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided." Courts interpreting Section 14A:6-1(1) of the Act have determined that the scope of the board's power under New Jersey law must be construed broadly, and intrusions into the regular internal affairs of a New Jersey corporation are not regarded with favor. See, e.g., *In re PSE&G Shareholder Litigation*, 315 N.J. Super. 323, 327 (Ch. Div. 1998), *aff'd*, 173 N.J. 258, 277 (2002) and *RKO Theatres v. Trenton-New Brunswick Theatres Co.*,9 N.J. Super. 401, 404 (Ch. Div. 1950).

The Proposal, if implemented, would cause the company to violate Section 14A:6-1 of the Act by improperly transferring the authority to manage the business and affairs of the Company from the board of directors to the shareholders. Specifically, the Proposal would deprive the board of directors of its ability to determine the matters to be considered at the annual meeting of shareholders and included in the Company's proxy statement, and therefore would significantly circumscribe the ability of the board of directors to manage the business and affairs of the Company.

As explained in the opinion McCarter & English, LLP, Section 14A:6-1(1) of the Act effectively reserves to the board of directors the responsibility and authority to determine the agenda for annual and special meetings of shareholders, including matters submitted for a shareholder vote. The Proposal would violate Section 14A:6-1(1) by requiring the Company to include on its meeting agenda and in its proxy materials any "qualified proposal," whether or not the board of directors believes that consideration of the proposal by shareholders is in the best interests of the Company or its shareholders. The sole function of the board of directors would be to make a determination whether a proposed by-law amendment is "qualified" under the criteria established by the Proposal. The board of directors could not, in its business judgment, exclude a qualified proposal, even if the board determined that the proposal was immaterial to the Company's business or addressed a shareholder's personal grievance.

In the opinion of McCarter & English, LLP, the by-law proposed by the Proponent is inconsistent and irreconcilable with the responsibility of the board of directors under Section 14A:6-1(1) to manage the business and affairs of the Company. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(2).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its 2008 proxy materials as inconsistent with the Commission's proxy rules under Rules 14a-8(i)(3), 14a-8(i)(8), 14a-8(i)(7) and 14a-8(i)(2), and we request confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910 and to the Proponent at (617) 812-0554. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: Lucian Bebchuk

Grace K. Lee
Schering-Plough Corporation
Susan Ellen Wolf
Schering-Plough Corporation

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017
646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

December 13, 2007

To:	OFFICE OF THE CORPORATE SECRETARY	FIRM:	SCHERING-PLOUGH CORP.
PHONE:		Fax:	(908) 298-7303

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	Ananda N. Chaudhuri	FAX:	(646) 722-8501
PHONE:	(646) 722-8517	Pages (including cover sheet):	4
RE:	*Lucian Bebchuk*		

COVER MESSAGE:

Please see attached.

Thank you.

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 13, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Office of the Corporate Secretary
Schering-Plough Corporation.
2000 Galloping Hill Road
Mail Stop: K-1-4-4525
Kenilworth, NJ 07033

Re: Shareholder Proposal of Lucian Bebchuk

To whom it may concern:

I am the owner of 150 shares of common stock of the Schering-Plough Corporation (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

It is hereby RESOLVED that Article III of the Corporation's By-laws is hereby amended by adding the following new Section 7:

Section 7. Shareholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of shareholders in accordance with Article IX of the Corporation's By-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-law amendments on the corporate ballot could in some circumstances be essential for shareholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other shareholders could deter a shareholder from initiating a proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them - to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-law. I urge even shareholders who believe that no changes in the Corporation's By-laws are currently desirable to vote for my proposal to facilitate shareholders' ability to initiate proposals for By-law amendments to be voted on by their fellow shareholders.

I urge you to vote for this proposal.

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
Phone +1 908 298 4000
www.schering-plough.com

Direct Dial: (908) 298-7175
Direct Fax: (908) 298-7303
Email: grace.lee9@spcorp.com

Schering-Plough

December 21, 2007

VIA FEDERAL EXPRESS

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Dear Mr. Bebchuk:

We received your letter and the attached shareholder proposal dated December 13, 2007 titled Shareholder Proposals for a By-Law Amendment.

In order to be eligible to submit a proposal, rule 14a-8(b) requires a shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal.

We have searched our records and were unable to locate your name as a registered holder of the company's securities. If you are not a registered holder of the company's securities, you must prove your eligibility to the company in one of the two following ways:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that at the time you submitted the proposal, you had continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins.

As of the date of this letter, we have not received proof of your stock ownership. Your response providing proof of ownership must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notification.

Kindly provide the information to me at the following address or fax number:

Grace K. Lee
Senior Counsel
Schering-Plough Corporation
2000 Galloping Hill Road, K-1-4-4400
Kenilworth, NJ 07033
FAX: (908) 298-7303

Please do not hesitate to call me if you have questions.

Cordially,

Grace K. Lee
Senior Counsel

cc: Susan Ellen Wolf

From: Origin ID: CDWA (908)298-7182
Susan Ellen Wolf
Schering-Plough Corporation
2000 Galloping Hill Road
K-1-4-4525
Kenilworth, NJ 07033

FedEx Express

E

SHIP TO: (908)298-7168 BILL SENDER

Lucian Bebchuk

1545 Massachusetts Avenue

Cambridge, MA 02138

Ship Date: 21DEC07
ActWgt: 1 LB
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Account#: S *********

Delivery Address Bar Code

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Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 21, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Mail Stop: K-1-4-4525
Kenilworth, NJ 07033

Re: Shareholder Proposal of Lucian Bebchuk

To whom it may concern:

In reference to my shareholder proposal submitted on December 13, 2007, please find enclosed a written statement from the record holder of my Schering-Plough Corporation ("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

charles SCHWAB

December 20, 2007

Lucian Bebchuk
Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Lucian,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab account in your name ending in - 8029 held: 150 Shares of Schering Plough Corp. (symbol: SGP).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than 15 months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Representative
Charles Schwab
Burlington MA
(781) 505-1294

Exhibit 2

Opinion of
McCarter & English, LLP

McCARTER ENGLISH
ATTORNEYS AT LAW

January 28, 2008

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Bylaw Amendment Proposal Submitted By Lucian Bebchuk

Ladies and Gentlemen:

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
T: 973-622-4444
F: 973-624-7070
www.mccarter.com

We have acted as special New Jersey counsel to Schering-Plough Corporation., a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Lucian Bebchuk (the "Proponent") which the Proponent intends to present at the Company's 2008 annual meeting of shareholders. In this connection, you have requested our opinion as to certain matters under the New Jersey Business Corporation Act, N.J.S.A. 14A:1-1 et. seq. (the "Business Corporation Act", "Act" or "NJBCA").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company, as amended through September 17, 2007 (the "Certificate"); (ii) the By-Laws of the Company, as amended through June 26, 2007 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

The Proposal

The Proposal reads as follows:

"It is hereby RESOLVED that Article III of the Corporation's By-laws is hereby amended by adding the following new Section 7:

Section 7. Shareholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the

BOSTON
HARTFORD
NEW YORK
NEWARK
PHILADELPHIA
STAMFORD
WILMINGTON

Corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of shareholders in accordance with Article IX of the Corporation's By-laws."

Discussion

You have asked for our opinion as to whether the proposed Bylaw included in the Proposal, if adopted by the shareholders, would be valid under the Business Corporation Act. In our opinion the proposed Bylaw, if adopted by the shareholders, would not be valid under the Business Corporation Act, because it would be inconsistent with the management powers vested in the Board of Directors by the Act.

In reaching this opinion, we start from the proposition that, as a general matter, the shareholders of a New Jersey corporation have the power to amend the bylaws. See Section 14A:2-9 of the Business Corporation Act: "... bylaws made by the board may be altered or repealed, and new by-laws made, by the shareholders." This power, however, is not unlimited. See, *e.g.*, Penn-Texas Corp. v. Niles-Bement-Pond Company, 34 N.J. Super 373, 378 (Ch. Div. 1955):

> "It is fundamental that the corporate structure must be established and managed in conformity with the provisions of the Corporation Act [the predecessor to the Business Corporation Act]. A by-law or amendment to a by-law which is repugnant to any part of our Corporation Act is illegal and void. No citation of authority is needed

to support this basic principle."[1]

In Brooks v. Standard Oil Company (New Jersey), 308 F. Supp. 810, 814 (S.D.N.Y. 1969), the District Court held that a shareholder-proposed bylaw which would have directed a New Jersey corporation to intensify its efforts to explore for petroleum reserves under the world's oceans and to encourage the creation of an international regime having jurisdiction over such reserves "is not appropriate for stockholder action" under New Jersey law due to the "very broad" scope of management authority reserved to the board under New Jersey law, and therefore may be excluded from the corporation's proxy statement. Implicit in the court's decision is the finding that the bylaws of a New Jersey corporation may not be inconsistent with the power of the board of directors to manage the business and affairs of the corporation.

We turn, therefore, to consideration of whether the proposed Bylaw meets the standards set forth in the Penn-Texas and Brooks decisions.

Duties of the Board of Directors under the NJBCA

It is a fundamental principle of the Business Corporation Act that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."[2] NJBCA Section 14A:6-1(1). New Jersey courts have held that although the shareholders are the owners of a corporation, the directors are charged with the management of its business and affairs. See In re PSE&G Shareholder Litigation, 315 N.J. Super. 323, 327 (Ch. Div. 1998), aff'd, 173 N.J. 258, 277 (2002) (shareholders challenged the decision of the board of directors not to institute legal proceedings on behalf of the corporation against officers and directors). Furthermore, intrusions in the regular internal affairs of a New Jersey corporation are not regarded with favor by New Jersey courts. RKO Theatres v. Trenton-New Brunswick Theatres Co., 9 N.J. Super. 401, 404 (Ch. Div. 1950) (action for dissolution brought by holders of one-half of the shares). Questions of management policy are left solely to the discretion of the directors, and the shareholders cannot question the acts of the directors so long as they were taken in furtherance of the corporation's purposes, were not unlawful, and were done in the exercise of good faith and honest judgment (otherwise known as the "business judgment rule"). Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 441 (Ch. Div. 1952), aff'd, 12 N.J. 467 (1953) (suit by shareholder to enjoin corporation from granting stock options to executives). "'Questions of policy of

---

1 Black's Law Dictionary (8th Edition, 2004) defines "repugnant" to mean "inconsistent or irreconcilable with; contrary or contradictory to." Our use of the term "inconsistent" in this opinion letter is meant to be the equivalent of the term "repugnant" used by the court in the Penn-Texas decision.

2 We have found nothing in the Company's Certificate which limits the directors' ability to manage its business and affairs.

management .... are left solely to the honest decision of the directors, if their powers are without limitation and free from restraint. To hold otherwise would be to substitute the judgment and discretion of others in the place of those determined on by the scheme of incorporation.'" Brooks, supra at 814 (citing Ellerman v. Chicago Junction Ry. Co., 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)). See also Daloisio v. Peninsula Land Co., 43 N.J. Super. 79 (App. Div. 1956) (stockholder challenge to a corporation's failure to complete a purchase of real estate), where it was stated by the court that the business judgment rule protects, among other things, the board's decision as to how best to appropriate corporate funds to advance the corporation's interests.[3]

Requiring the Corporation to Submit to the Shareholders Any and All Shareholder-Proposed Bylaw Amendments Would be Inconsistent with the Act.

As stated at the outset, there is no question that under the Business Corporation Act, shareholders who desire to propose amendments to the Bylaws may do so by directly communicating the proposal to other stockholders, and a majority of the stockholders may vote to adopt a legally valid amendment. The issue presented by the Proposal, however, is whether the Company may be forced by means of the proposed Bylaw to undertake the cost of presenting a proposed bylaw amendment to the shareholders through the mechanism of its annual proxy statement, even if the Board of Directors determines that inclusion of the proposed bylaw amendment in its annual proxy statement is not in the best interests of the Company. We are not aware of any New Jersey court decision which squarely deals with this specific issue. Therefore, in reaching our conclusion, we have examined the principles and reasoning adopted by New Jersey courts in approaching other issues of corporate governance and have applied such principles and reasoning to the question at hand.

We start with the principle that, putting aside the impact of any potentially superseding federal law such as SEC Rule 14a-8, the NJBCA reserves to the Board of Directors the responsibility and authority to determine the contents of the corporation's annual meeting notice and proxy statement. In this regard, we note that the NJBCA entrusts the Board of Directors with the sole power to determine what business will be transacted at the annual meeting and, therefore, to determine

[3] We note, however, the decision of the Federal District Court for the Southern District of New York, in a case applying New Jersey law, upholding the effectiveness of bylaw amendments adopted by nonunanimous consent which arguably impacted the board of directors' management powers. Danaher Corp. v. Chicago Pneumatic Tool Co., 1987 WL 7001 (S.D.N.Y. 1986). Whatever the validity of this decision under the pre-1988 NJBCA, in our view the 1988 amendments to the NJBCA Sec. 14A:6-1, and in particular the Commissioner's comment that this change was meant to conform the NJBCA with the DGCL, make the continuing validity of this Federal District Court decision doubtful.

the contents of the annual meeting notice and proxy statement, to an even greater degree than do other state corporation laws, such as the Delaware General Corporation Law (" DGCL") Section 14A:5-4(1) of the Act requires that "written notice of the ... purpose or purposes of every meeting of shareholders shall be given ... to each shareholder..." The Commission stated in its official comment to Section 14A:5-4 that this provision was patterned after Section 27 of the 1960 Model Business Corporation Act (the "MBCA"). However, Section 27 of the MBCA did not require, for an annual meeting, that the purpose or purposes be included in the notice. The MBCA allowed any proposal by a shareholder to be raised at an annual meeting. The corporate statutes of a majority of states, including the DGCL, mirror Section 27 of the MBCA in that the notice of a meeting must specify the purpose or purposes of the meeting **only** for special meetings, not for annual meetings. See, e.g., DGCL Section 222. In its comment the Commission noted that the predecessor section did not contain a general provision governing notice of shareholders' meetings and further explained that this new section:

> "introduces into New Jersey statutory law the requirement that shareholders must receive notice of the purposes of all meetings, **including the annual meeting**; and it clarifies the ambiguity of present law concerning what business may be transacted at an annual meeting (emphasis added)."

Thus, unlike Section 222 of the DGCL and Section 27 of the MBCA, under the NJBCA the purpose or purposes of the annual meeting must be stated in the notice of the meeting, and only the business stated in the notice may be transacted at the meeting. Under Section 6-1(1) of the Act, the Board of Directors determines the business that comes before an annual meeting and therefore the content of the notice of annual meeting and proxy statement.

At least two SEC no-action letters have agreed that corporations have the right to exclude shareholder proposals under Rule 14a-8(c)(1) where the applicable state law provides that the meeting notice must specify the purposes of the meeting. In its no-action letter to The Bendix Corporation (December 20, 1982), the SEC staff concurred in the exclusion under Rule 14a-8(c)(1) of a shareholder proposal submitted for inclusion in the company's proxy materials for the next special meeting (requesting that the company submit certain tender offers to shareholders for ratification or rejection), because Delaware law requires that notice of the purpose of a special meeting be given to stockholders, and the only purpose for which the special meeting was called was to consider and act upon a proposed merger. In its no-action letter to Clayton Homes, Inc. (June 6, 2003), the SEC staff concurred in the exclusion under Rule 14a-8(i)(1) of a shareholder proposal submitted for inclusion in the company's proxy materials for the next special meeting (resolving that the by-laws be amended to require any merger to be approved by a majority vote of the outstanding shares), where the board intended to call a special meeting for the sole purpose of voting on a proposed merger.

Under NJBCA Section 14A:6-1, the board's decision to include or exclude any items from the annual meeting notice and proxy statement is protected by the business judgment rule so long as the prerequisites for application of that rule are met. The Proposal, if adopted, would bar the Board of Directors from exercising its business judgment as to whether or not any particular proposed bylaw amendments should be included in the Company's annual meeting notice and proxy statement, and would mandate that any and all such amendments be automatically included, unless the proposed amendment failed to meet one or more of the criteria set out in the Proposal.

In addition, we note that the process by which any public corporation, including the Company, prepares and disseminates its annual proxy statement is expensive, time-consuming and labor-intensive. The Board is entrusted to make judgments as to how best to appropriate corporate funds to advance the corporation's interests. See Daloisio v. Peninsula Land Co., supra. In making any decisions, the Board may take into account the desires of its shareholders, among other factors, but is not bound to strictly follow such desires. See NJBCA 14A:6-1(2): "In discharging his duties to the corporation and in determining what he reasonably believes to be in the best interest of the corporation, a director may, in addition to considering the effects of the action on shareholders, consider any of the following; (a) the effects of the action on the corporation's employees, suppliers, creditors and customers; (b) the effects of the action on the community in which the corporation operates, and (c) the long-term as well as the short-term interests of the corporation and its shareholders....." In the context of a proposed bylaw amendment, the demonstrated depth and/or lack of support among Company shareholders for a proposed bylaw amendment may be validly taken into account by the Board in determining whether or not to include the proposal in the Company's annual proxy statement. The Proposal would, however, prohibit the Board from taking this or indeed any other relevant factor into account by removing the Board entirely from the decision.

Where the Business Corporation Act does give shareholders a direct right to take specific action without previously obtaining the approval of the board of directors, it is generally premised upon there being either a majority or at least a significant minority of shareholders who are proposing the action. For example, under NJBCA Section 14A:5-3, holders of not less than 10% of the corporation's voting shares may petition the Superior Court to order a special meeting of stockholders to be held "upon good cause shown". It would not be unreasonable for the Board of Directors to similarly determine, in the exercise of their business judgment, that a bylaw amendment which is supported by a majority or even a significant minority of the Company's shareholders should be included in the annual meeting notice and proxy statement. In contrast, the Proposal would allow almost any stockholder to utilize the Company's annual meeting notice and proxy statement to disseminate his or her proposed bylaw amendments and would remove the Board of Directors completely from the decision as to whether to include or exclude any such proposals, without the need for the proponent to demonstrate even a minimal level of support for such amendment among the shareholders.

Of course, under the Act and the Company's present governing documents, the Company's Board of Directors may weigh the level of support for an amendment among its stockholders and may determine that the utility of including in the annual meeting notice and proxy statement some or all shareholder-proposed bylaw amendments outweighs the cost and the potential for shareholder confusion and non-participation. We are of the opinion, however, that because the Proposal would deprive the Board of its ability to weigh these factors and reach a reasoned decision as to whether or not to include any proposed bylaw amendments in the annual meeting notice and proxy statement, the Proposal is inconsistent with the Act.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the proposed Bylaw included in the Proposal, if adopted by the shareholders, would not be valid under the New Jersey Business Corporation Act because it would be inconsistent with the management powers vested in the Board of Directors by the Act, most notably, NJBCA Section 14A:6-1.

We are admitted to practice law in the state of New Jersey. The foregoing opinion is limited to New Jersey law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

McCarter & English, LLP

McCarter & English, LLP

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 30, 2008

RECEIVED
2008 JAN 31 PM 3:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Schering-Plough Corporation's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to Schering-Plough Corporation ("Schering-Plough" or the "Company") on December 13, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Schering-Plough is attached as Exhibit B.

Sincerely,

Michael J. Barry

cc. Alan L. Dye, Esquire (via fax)

Exhibit A

It is hereby RESOLVED that Article III of the Corporation's By-laws is hereby amended by adding the following new Section 7:

Section 7. Shareholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of shareholders in accordance with Article IX of the Corporation's By-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-law amendments on the corporate ballot could in some circumstances be essential for shareholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other shareholders could deter a shareholder from initiating a proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-law. I urge even shareholders who believe that no changes in the Corporation's By-laws are currently desirable to vote for my proposal to facilitate shareholders' ability to initiate proposals for By-law amendments to be voted on by their fellow shareholders.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Mail Stop: K-1-4-4525

Re: Shareholder Proposal of Lucian Bebchuk

To whom it may concern:

This is to inform you that I am withdrawing my proposal submitted to Schering-Plough Corporation (the "Company") on December 13, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Alan L. Dye, Esquire

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

RECEIVED
2008 JAN 31 PM 3:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 31, 2008

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Shareholder Proposal Submitted by Lucian Bebchuk

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated January 28, 2008, requesting the staff's concurrence that the shareholder proposal referenced above may be excluded from Schering-Plough's proxy materials for its 2008 annual meeting of stockholders.

On January 30, 2008, the proponent informed Schering-Plough of his withdrawal of the shareholder proposal. Attached as Exhibit 1 is a copy of correspondence from the proponent confirming that the proposal has been withdrawn. Accordingly, Schering-Plough also hereby withdraws its request for a no-action letter from the staff relating to the proposal.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibit. A copy of this letter also is being provided simultaneously to the proponent.

If you have any questions or require additional information, please do not hesitate to contact me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: Lucian Bebchuk
Susan Ellen Wolf
Grace K. Lee

Enclosure

\\\DC - 069895/000004 - 2675567 v1

Exhibit 1

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Mail Stop: K-1-4-4525

Re: Shareholder Proposal of Lucian Bebchuk

To whom it may concern:

This is to inform you that I am withdrawing my proposal submitted to Schering-Plough Corporation (the "Company") on December 13, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Alan L. Dye, Esquire

Exhibit A

It is hereby RESOLVED that Article III of the Corporation's By-laws is hereby amended by adding the following new Section 7:

Section 7. Shareholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of shareholders in accordance with Article IX of the Corporation's By-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-law amendments on the corporate ballot could in some circumstances be essential for shareholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other shareholders could deter a shareholder from initiating a proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-law. I urge even shareholders who believe that no changes in the Corporation's By-laws are currently desirable to vote for my proposal to faci itate shareholders' ability to initiate proposals for By-law amendments to be voted on by thei fellow shareholders.

I urge yc u to vote for this proposal.

END